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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1


                               CapitalSource Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    14055X102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 39 Pages
                         Exhibit Index Found on Page 37

--------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            WC, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        9,659,815
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       9,659,815
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            9,659,815
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                  [    ]

------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.2%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
------------====================================================================

                              Page 2 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            RR Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            WC, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        1,043,499
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       1,043,499
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,043,499
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
------------====================================================================

                              Page 3 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon CS Institutional Finance II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            WC
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        19,110,932
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       19,110,932
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,110,932
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.3%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
------------====================================================================

                              Page 4 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
      NUMBER OF          --------------=========================================
                              8        SHARED VOTING POWER
       SHARES
    BENEFICIALLY                       10,703,314
      OWNED BY           --------------=========================================
                              9        SOLE DISPOSITIVE POWER
        EACH
                                       -0-
      REPORTING          --------------=========================================
     PERSON WITH              10       SHARED DISPOSITIVE POWER

                                       10,703,314
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,703,314
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
------------====================================================================

                              Page 5 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon CS Institutional Finance, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        19,110,932
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       19,110,932
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,110,932
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.3%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
------------====================================================================

                              Page 6 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        19,110,932
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       19,110,932
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            19,110,932
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.3%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, OO
------------====================================================================


                              Page 7 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            David I. Cohen
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 8 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R.  Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 9 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph F. Downes
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 10 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 11 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Andrew B. Fremder
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 12 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 13 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 14 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 15 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 16 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 17 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 18 of 39 Pages

                                       13D
====================
CUSIP No.  14055X102
====================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) [   ]
                                                                   (b) [ X ]**

     2              **   The  reporting  persons  making  this  filing  hold  an
                         aggregate of 29,814,246  Shares,  which is 25.4% of the
                         class of securities. The reporting person on this cover
                         page,  however,  is a  beneficial  owner  only  of  the
                         securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            AF, OO
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                               [    ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------====================================================================
                              7        SOLE VOTING POWER

                                       -0-
     NUMBER OF           --------------=========================================
                              8        SHARED VOTING POWER
      SHARES
   BENEFICIALLY                        29,814,246
     OWNED BY            --------------=========================================
                              9        SOLE DISPOSITIVE POWER
       EACH
                                       -0-
     REPORTING           --------------=========================================
    PERSON WITH               10       SHARED DISPOSITIVE POWER

                                       29,814,246
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            29,814,246
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [    ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.4%
------------====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
------------====================================================================

                              Page 19 of 39 Pages

Item 1.  Security And Issuer.
------   -------------------

         This statement relates to shares of Common Stock, par value $0.01 per share (the "Shares") of CapitalSource Inc. (the "Company"). The Company's principal offices are located at 4445 Willard Avenue, 12th Floor, Chevy Chase, Maryland 20815.

Item 2.  Identity And Background.
------   -----------------------

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Partnerships
         ----------------

                  (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

                  (ii)     RR  Capital   Partners,   L.P.,  a  Delaware  limited
                           partnership ("RR"), with respect to the Shares held by it; and

                  (iii)    Farallon  CS   Institutional   Finance  II,  L.P.,  a
                           Delaware limited partnership ("Farallon CS LP"), with respect to the Shares held by it;


         FCP, RR and Farallon CS LP are together referred to herein as the "Partnerships."


         The General Partners Of The Partnerships
         ---------------------------------------

                  (iv) Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of FCP and RR ("FPLLC"), with respect to the Shares held by each of FCP and RR; and

                  (v) Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company which is the general partner of Farallon CS LP ("Farallon CS LLC"), with respect to the Shares held by Farallon CS LP;


         FPLLC and Farallon CS LLC are together referred to herein as the "General Partners."


         The Management Company
         ----------------------

                  (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company which is the manager of Farallon CS LLC (the "Management Company"), with respect to the Shares held Farallon CS LP.


                              Page 20 of 39 Pages

         The Individual Reporting Persons
         --------------------------------

                  (vii) The following persons who are managing members of FPLLC and the Management Company, with respect to the Shares held by the Partnerships: David I. Cohen ("Cohen"), Chun R. Ding ("Ding"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Richard
                           B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Derek C. Schrier ("Schrier"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly"); and

                  (viii) Andrew B. Fremder ("Fremder"), with respect to the Shares held by the Partnerships. Pursuant to Limited Powers of Attorney, dated as of February 1, 2003 (the "Fremder POA"), Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with regard to the Company's securities directly held by each of the Partnerships. Such powers of attorney may only be exercised by Fremder jointly with any of persons identified in Item 2(a)(vii) above. As a result of such restriction, Fremder does not by himself have the power to vote, or direct the voting of, the Company's securities held by the Partnerships. Rather, Fremder shares such power with such identified persons. Pursuant to the Fremder POA, Fremder may be deemed to be a beneficial owner of the Company's securities held by the Partnerships.


         Cohen, Ding, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Schrier, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

         (b) The address of the principal business and principal office of (i) the Partnerships, the General Partners and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

         (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partners is to act as the general partner of the partnerships to which it is a general partner. The principal business of the Management Company is that of a registered investment adviser. It also serves as manager to Farallon CS LLC. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.


                              Page 21 of 39 Pages

         (d) None of the Partnerships, the General Partners, the Management Company or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Partnerships, the General Partners, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Partnerships, the General Partners and the Management Company is set forth above. Each of the Individual Reporting Persons is a citizen of the United States.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 3.  Source And Amount Of Funds And Other Consideration.
------   ---------------------------------------------------

         The Partnerships acquired the Shares pursuant to a merger ( the "Merger") effective August 6, 2003 between CapitalSource Holdings LLC and CS Merger Sub LLC, a wholly-owned subsidiary of the Company, in which each unit of CapitalSource Holdings LLC (the "Units") was exchanged for 1 Share. The table below lists the number of Shares acquired by each of the Partnerships pursuant to the Merger and the number of Units exchanged for such Shares.


                              Page 22 of 39 Pages

      Entity                  Shares Acquired            Units Exchanged
      ------                  ---------------            ---------------

      FCP                        10,355,769                10,355,769
      RR                          1,118,679                 1,118,679
      Farallon CS LP             20,487,803                20,487,803


         The consideration for the acquisition of the Units was obtained as follows: (i) with respect to Farallon CS LP, from working capital; and (ii) with respect to FCP and RR, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and RR at Goldman, Sachs & Co. FCP and RR holds certain securities in their respective margin account at Goldman, Sachs & Co., and the account may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Shares.

Item 4.   Purpose Of The Transaction.
-------   --------------------------

         The purpose of the acquisition of the Shares is for investment. Two of the Reporting Persons, Thomas F. Steyer and Andrew B. Fremder, are members of the Board of Directors of the Company.

         The Partnerships are party to the Underwriting Agreement and the Registration Rights Agreement, each as described in Item 6 below. Steyer and Fremder, as members of the Board of Directors of the Company, have each received, and are entitled to receive certain additional stock options from Company as described in Item 6 below.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of any securities of the Company, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional securities of the Company or, subject to the


                              Page 23 of 39 Pages
lock-up arrangement contained in the Underwriting Agreement described in Item 6 below, dispose of any or all of its securities of the Company depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Company securities which it may hold at any point in time.

         Also, consistent with their investment intent, the Reporting Persons have engaged in and intend to continue to engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         (a) The Partnerships
             ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto is calculated based upon the 117,526,050 Shares outstanding as of August 6, 2003 as reported by the Company.

                  (c) The trade dates, number of Shares purchased, sold or exchanged and the price per Share (including commissions) for all such transactions of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-C hereto and are incorporated herein by reference. All of such transactions


                              Page 24 of 39 Pages
                           were either pursuant to the Merger or part of the Company's initial public offering.

                  (d) FPLLC has the power to direct the affairs of FCP and RR, including the disposition of the proceeds of the sale of the Shares. Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. FCMLLC is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of FPLLC and the Management Company. Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with respect to the Shares held by the Partnerships pursuant to the Fremder POA.

                  (e)      Not applicable

         (b) The General Partners
             --------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner is incorporated herein by reference for each such General Partner.

                  (c)      None.

                  (d) FPLLC has the power to direct the affairs of FCP and RR, including the disposition of the proceeds of the sale of the Shares. Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. FCMLLC is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of FPLLC and the Management Company. Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with respect to the Shares held by the Partnerships pursuant to the Fremder POA.

                  (e)      Not applicable.

         (c) The Management Company
             ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c)      None.

                  (d) Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. FCMLLC is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of the Management Company.

                              Page 25 of 39 Pages

                           Fremder was granted limited powers of attorney to act for the Management Company with respect to the Shares held by Farallon CS LP pursuant to the Fremder POA.

                  (e)      Not applicable.

         (d) The Individual Reporting Persons
             --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

                  (c)      None.

                  (d) FPLLC has the power to direct the affairs of FCP and RR, including the disposition of the proceeds of the sale of the Shares. Farallon CS LLC has the power to direct the affairs of Farallon CS LP, including the disposition of the proceeds of the sale of the Shares. FCMLLC is the manager of Farallon CS LLC. The Individual Reporting Persons, other than Fremder, are managing members of FPLLC and the Management Company. Fremder was granted limited powers of attorney to act for each of FPLLC and the Management Company with respect to the Shares held by the Partnerships pursuant to the Fremder POA.

                  (e)      Not applicable.

         The Shares reported hereby for the Partnerships are owned directly by the Partnerships. FPLLC, as general partner to FCP and RR, may be deemed to be the beneficial owner of the Shares owned by FCP and RR. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP. The Individual Reporting Persons, as either managing members of both FPLLC and the Management Company or, in the case of Fremder, by virtue of the Fremder POA, may each be deemed to be the beneficial owner of all such Shares held by the Partnerships. Each of the General Partners, the Management Company and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

                              Page 26 of 39 Pages

Item 6. Contracts, Arrangements, Understandings Or
------  ------------------------------------------
        Relationships With Respect To Securities Of The Issuer.
        ------------------------------------------------------

         Pursuant to that certain Underwriting Agreement dated as of August 6, 2003 (the "Underwriting Agreement") between the Company, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets LLC as representatives of the Several Underwriters, and the Selling Stockholders listed therein (including but not limited to the Partnerships), each of the Partnerships has agreed, subject to the terms and conditions of the Underwriting Agreement, for a period of 180 days after August 6, 2003, not to offer, sell, contract to sell or otherwise dispose of any Shares of the Company (other than the sales reported herein), or securities convertible into or exchangeable or exercisable for any Shares, or enter into any swap, hedge or other arrangement that transfers the economic consequences of ownership of the Shares; provided, that the Partnerships may enter into any private resale of the Shares so long as their transferees agree to a substantially similar lock-up arrangement. This summary of the lock-up arrangements contained in the Underwriting Agreement is qualified in its entirety by the full terms and conditions of the Underwriting Agreement. For a copy of form of the Underwriting Agreement, see Exhibit 1.1 to the Registration Statement on Form S-1, as amended, filed by the Company with the SEC on June 12, 2003 (the "Registration Statement"), which agreement is incorporated herein by reference.


         Pursuant to the terms of the Amended and Restated Registration Rights Agreement dated August 30, 2002 (the "Registration Rights Agreement") entered into by the Company and certain of its shareholders (including but not limited to the Partnerships), the Partnerships have certain demand and piggy-back registration rights and certain rights to request their Shares be included in any registration statement on Form S-3 to be filed by the Company. This summary of the

                              Page 27 of 39 Pages

Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see Exhibit 10.11 to the Registration Statement, which agreement is incorporated herein by reference.

         As reported in the Registration Statement, Steyer and Fremder, as non-employee directors of the Company, each received on August 6, 2003 an option to purchase 15,000 Shares (the "Director Option Grants"), and for each year in which they continue to serve as a non-employee director of the Company each will receive an option to purchase 1,000 Shares (the "Future Director Option Grants"). The Director Option Grants were, and the Future Director Option Grants will be, granted pursuant to the Company's Second Amended and Restated 2000 Equity Incentive Plan, dated as of August 1, 2003 (the "Option Plan"). The Director Options Grants each have an exercise price of $14.50 per share and vest in three equal annual installments. For a copy of the Option Plan, see Exhibit
10.12 to the Registration Statement, which agreement is incorporated herein by reference.

         Except for these three agreements and any other information disclosed in this Schedule 13D above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 2 a Power of Attorney granted by Andrew B.


                              Page 28 of 39 Pages

Fremder in favor of Monica R. Landry and Mark C. Wehrly. The Underwriting Agreement referenced in Item 6 above is hereby incorporated by reference. The Registration Rights Agreement referenced in Item 6 above is hereby incorporated by reference. The Option Plan referenced in Item 6 above is hereby incorporated by reference.


                              Page 29 of 39 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2003
                             /s/ Monica R. Landry
                             ----------------------------------------
                             FARALLON PARTNERS, L.L.C.,
                             on its own behalf and as General Partner of
                             FARALLON CAPITAL PARTNERS, L.P.,
                             and RR CAPITAL PARTNERS, L.P.,
                             By Monica R. Landry,
                             Managing Member

                             /s/ Monica R. Landry
                             ----------------------------------------
                             FARALLON CAPITAL MANAGEMENT, L.L.C.,
                             on its own behalf and as Manager of
                             FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,
                             for itself and as General Partner of
                             FARALLON CS INSTITUTIONAL FINANCE II, L.P.
                             By Monica R. Landry,
                             Managing Member

                             /s/ Monica R. Landry
                             ----------------------------------------
                             Monica R. Landry, individually and as attorney-in-fact for each of David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder Richard B. Fried, William F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly.

         The Powers of Attorney, each executed by David I. Cohen, Joseph F. Downes, William F. Duhamel, Richard B. Fried, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly authorizing Monica R. Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by each of Chun R. Ding and Derek C. Schrier authorizing Monica R. Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Person with respect to the Common Stock of Salix Pharmaceuticals, Ltd., is hereby incorporated by reference. The Power of Attorney executed by Andrew B. Fremder authorizing

                              Page 30 of 39 Pages

Monica R. Landry to sign and file this Schedule 13D on his behalf has been filed with this Schedule 13D.


                              Page 31 of 39 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Management Company and the General Partners is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Management Company
         ----------------------

         (a)      Farallon  Capital  Management,  L.L.C.
         (b)      One Maritime Plaza, Suite 1325
                  San Francisco, California 94111
         (c) Serves as investment adviser to various managed accounts; manages Farallon CS Institutional Finance, L.L.C.
         (d)      Delaware limited liability company
         (e)      Thomas F. Steyer, Senior Managing Member; David I. Cohen, Chun
                  R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier and Mark C. Wehrly, Managing Members.

2.       Farallon Partners, L.L.C.
         ------------------------

         (a)      Farallon Partners, L.L.C.
         (b)      c/o Farallon  Capital  Management,  L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, California 94111
         (c)      Serves as  general  partner  to  investment  partnerships
         (d)      Delaware limited liability company
         (e)      Thomas F. Steyer, Senior Managing Member; David I. Cohen, Chun
                  R. Ding, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Richard B. Fried, Monica R. Landry, William F.
                  Mellin, Stephen L. Millham, Derek C. Schrier and Mark C. Wehrly, Managing Members.

3.       Farallon CS Institutional Finance, L.L.C.
         -----------------------------------------

         (a)      Farallon CS Institutional Finance, L.L.C.
         (b)      c/o One Maritime Plaza,  Suite 1325
                  San Francisco,  California 94111
         (c) Serves as general partner to Farallon CS Institutional Finance II, L.P.
         (d)      Delaware limited liability company
         (e)      Manager: Farallon Capital Management, L.L.C.


                              Page 32 of 39 Pages

4.       The Individual Reporting Persons
         --------------------------------

         Except as stated below, each of the Individual Reporting Persons is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and FPLLC. The principal occupation of each other Individual Reporting Person (other than Andrew B. Fremder) is serving as a managing member of the Management Company and FPLLC. The principal occupation of Andrew B. Fremder is to be a consultant to the Managing Company and FPLLC and to act as president and member of the board of directors of East Bay College Fund, a private non-profit corporation. None of the Individual Reporting Persons have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.


                              Page 33 of 39 Pages

                                   SCHEDULE A
                                   ----------

                         FARALLON CAPITAL PARTNERS, L.P.
                         -------------------------------

                                  NO. OF SHARES
                                 PURCHASED (P),
                                    SOLD (S)                    PRICE
         TRADE DATE             OR EXCHANGED (E)              PER SHARE
        ------------          --------------------           -----------

          8/6/03                 10,355,769(E)                    *

          8/12/03                   695,954(S)                 $13.623


* The Shares were acquired pursuant to the Merger (described in Item 3 above). The Reporting Person exchanged 10,355,769 Units of CapitalSource Holdings LLC for such Shares.


                              Page 34 of 39 Pages

                                   SCHEDULE B
                                   ----------

                            RR CAPITAL PARTNERS, L.P.
                            -------------------------

                                  NO. OF SHARES
                                 PURCHASED (P),
                                    SOLD (S)                    PRICE
         TRADE DATE             OR EXCHANGED (E)              PER SHARE
        ------------          --------------------           -----------

           8/6/03                 1,118,679(E)                    *

           8/12/03                   75,180(S)                 $13.623




* The Shares were acquired pursuant to the Merger (described in Item 3 above). The Reporting Person exchanged 1,118,679 Units of CapitalSource Holdings LLC for such Shares.


                              Page 35 of 39 Pages

                                   SCHEDULE C
                                   ----------

                   FARALLON CS INSTITUTIONAL FINANCE II, L.P.
                   ------------------------------------------


                                  NO. OF SHARES
                                 PURCHASED (P),
                                    SOLD (S)                    PRICE
         TRADE DATE             OR EXCHANGED (E)              PER SHARE
        ------------          --------------------           -----------

          8/6/03                 20,487,803(E)                    *

          8/12/03                 1,376,871(S)                 $13.623


* The Shares were acquired pursuant to the Merger (described in Item 3 above). The Reporting Person exchanged 20,487,803 Units of CapitalSource Holdings LLC for such Shares.




                              Page 36 of 39 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)
EXHIBIT 2                        Power of Attorney Granted by Andrew B. Fremder


                              Page 37 of 39 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  August 15, 2003

                                    /s/ Monica R. Landry
                                    ----------------------------------------
                                    FARALLON PARTNERS, L.L.C.,
                                    on its own behalf and as General Partner of
                                    FARALLON CAPITAL PARTNERS, L.P.,
                                    and RR CAPITAL PARTNERS, L.P.,
                                    By Monica R. Landry,
                                    Managing Member

                                    /s/ Monica R. Landry
                                    ----------------------------------------
                                    FARALLON CAPITAL MANAGEMENT, L.L.C.,
                                    on its own behalf and as Manager of
                                    FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,
                                    for itself and as General Partner of
                                    FARALLON CS INSTITUTIONAL FINANCE II, L.P.
                                    By  Monica R. Landry,
                                    Managing Member

                                    /s/ Monica R. Landry
                                    ----------------------------------------

                                    Monica  R.  Landry,   individually   and  as
                                    attorney-in-fact for each of David I. Cohen,
                                    Chun R. Ding,  Joseph F. Downes,  William F.
                                    Duhamel,  Andrew  B.  Fremder,   Richard  B.
                                    Fried,   William  F.   Mellin,   Stephen  L.
                                    Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly.


                              Page 38 of 39 Pages

                                                                       EXHIBIT 2
                                                                              to
                                                                    SCHEDULE 13D


                                POWER OF ATTORNEY

         The undersigned hereby appoints each of Monica R. Landry and Mark C. Wehrly his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity with respect to any securities of CapitalSource, Inc., and granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof. The authority of each of Monica R. Landry and Mark C. Wehrly under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to File Schedule 13Ds or 13Gs unless revoked earlier in writing.


Date: August 4, 2003

                                              By:  /s/ Andrew B. Fremder
                                                 -------------------------
                                                  Name: Andrew B. Fremder














                              Page 39 of 39 Pages